SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Hostess Brands, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

382866200

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382866200		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AP Hostess Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 22,098,139 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 22,098,139 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,098,139 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 22.6%

14	Type of Reporting Person PN

CUSIP No. 382866200		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AP Hostess Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 22,098,139 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 22,098,139 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,098,139 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 22.6%

14	Type of Reporting Person OO

CUSIP No. 382866200		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management VII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 22,098,139 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 22,098,139 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,098,139 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 22.6%

14	Type of Reporting Person PN

CUSIP No. 382866200		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VII Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 22,098,139 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 22,098,139 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,098,139 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 22.6%

14	Type of Reporting Person OO

CUSIP No. 382866200		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 22,098,139 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 22,098,139 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,098,139 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 22.6%

14	Type of Reporting Person PN

CUSIP No. 382866200		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 22,098,139 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 22,098,139 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,098,139 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 22.6%

14	Type of Reporting Person OO

CUSIP No. 382866200		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 22,098,139 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 22,098,139 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,098,139 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 22.6%

14	Type of Reporting Person PN

CUSIP No. 382866200		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 22,098,139 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 22,098,139 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,098,139 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 22.6%

14	Type of Reporting Person OO

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.         Security and Issuer

This Statement on Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Hostess Brands, Inc. (formerly known as Gores Holdings, Inc.) (the “Issuer”).  The principal executive offices of the Issuer are located at 1 East Armour Boulevard, Kansas City, Missouri 64111.

Item 2.         Identity and Background

This Statement on Schedule 13D is filed jointly by:  (i) AP Hostess Holdings, L.P. (“APHH”), (ii) AP Hostess Holdings GP, LLC (“APHHGP”), (iii) Apollo Management VII, L.P. (“Management VII”), (iv) AIF VII Management, LLC (“AIF VII”), (v) Apollo Management, L.P. (“Apollo Management”), (vi) Apollo Management GP, LLC (“Apollo Management GP”), Apollo Management Holdings, LP (“Management Holdings”), and (vii) Apollo Management Holdings GP, LLC (“Management Holdings GP”).  The foregoing are collectively referred to herein as the “Reporting Persons.”  The principal address for each of APHH, APHHGP, Management VII, AIF VII, Apollo Management, Apollo Management GP, Management Holdings and Management Holdings GP is 9 West 57th Street, New York, N.Y.  10019.

APHH is a private investment fund and is principally engaged in the business of investment in securities.  APHHGP is the general partner of APHH. Management VII is a private equity fund investment adviser registered with the Securities and Exchange Commission (“Commission”) as an investment adviser and is the sole manager of APHHGP and is principally engaged in serving as the sole member and manager of APHHGP and other Apollo management entities.  AIF VII is the general partner of Management VII and is principally engaged in serving as the general partner of Management VII.  Apollo Management is registered as an investment adviser with the Commission and is the sole member and manager of AIF VII and is principally engaged in serving as the sole member manger of AIF VII and other Apollo investment entities. Apollo Management GP is the general partner of Apollo Management and is principally engaged in serving as the general partner of Apollo Management. Management Holdings serves as the sole member and manager of Apollo Management GP and is the sole limited partner of Apollo Management and is principally engaged in serving as the sole member and manager of Apollo Management GP.  Management Holdings GP serves as the general partner of Management Holdings and is principally engaged in serving as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the managers of Management Holdings GP as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

On August 23, 2016 Management VII and three other Apollo affiliated investment advisers (collectively, the “Apollo Advisers”), without admitting or denying the Commission’s findings of a violation of the Investment Advisers Act of 1940, consented to the entry of an order by the Commission instituting administrative and cease-and-desist proceedings, making findings and imposing a Cease-and-Desist Order as well as civil monetary penalties in the amount of $12,500,000.  With respect to conduct participated in by Management VII, the Commission found that the Apollo Advisers had failed to disclose to investors considering investments in certain private equity funds that they would accelerate monitoring fees charged to portfolio companies when the portfolio company was sold and the monitoring arrangement terminated.  In addition, the Commission found that the Apollo Advisers failed to reasonably supervise a former senior partner who had charged personal items and services to Apollo-advised funds and failed to adopt and implement written policies and procedures reasonably designed to prevent violations of the Investment Advisers Act of 1940, as amended (the “Advisers Act”) arising from the failure to disclose in advance the acceleration of monitoring fees as well as the improper reimbursement of expenses. As a result of this conduct, the Commission found that the Apollo Advisers violated Sections 203(e)(3), 206(2) and 206(4) of the Advisers Act and Rules 206(4)-7 and 206(4)-8 adopted thereunder.

Except as discussed above, none of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

APHH acquired the shares of the Common Stock held by it on November 4, 2016, upon the closing of the transactions contemplated by the Master Transaction Agreement, dated July 5, 2016, by and among the Issuer, Homer Merger Sub, Inc., APHH, Hostess CDM Co-Invest, LLC, and CDM Hostess Class C, LLC, (the “Business Combination”), as more fully described in the Current Report on Form 8-K filed by the Issuer on November 9, 2016.

Item 4.         Purpose of Transaction

All of the shares of Common Stock that are held of record by APHH and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except as described above, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5.         Interest in Securities of the Issuer

APHH is the record owner of an aggregate of 22,098,139 shares of the Issuer’s Common Stock, which represents approximately 22.6% of the Issuer’s outstanding Common Stock.  APHHGP, Management VII, AIF VII, Apollo Management, Apollo Management GP, Management Holdings and Management Holdings GP disclaim beneficial ownership of all of the securities of the Issuer included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)         See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference.  The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 97,589,217 shares of Common Stock outstanding as of November 5, 2016, as reported in the Current Report on Form 8-K filed by the Issuer on November 9, 2016.

Upon the completion of the Business Combination, APHH entered into the Amended and Restated Registration Rights and Lock-Up Agreement dated as of November 4, 2016 (the “Registration Rights Agreement”), among the Issuer; APHH; Gores Sponsor LLC and the Issuer’s independent directors (collectively, the “Initial Stockholders”); C. Dean Metropoulos, the Issuer’s Executive Chairman, Hostess CDM Co-Invest (“Hostess Co-Invest”) and CDM Hostess Class C, LLC (“CDM Hostess”, and together with Mr. Metropoulos, Hostess Co-Invest and CDM Hostess, the “Metropoulos Investors”). Among other matters, the Registration Rights Agreement includes lockup and voting agreements applicable following the completion of the Business Combination.  (The Registration Rights Agreement is more fully described under “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer”, and annexed hereto as Exhibit 2.)  Accordingly, APHH and the other Reporting Persons may be deemed to comprise a group within the meaning of Exchange Act Rule 13d-3 with the Initial Stockholders and the Metropoulos Investors (collectively, the “Restricted Stockholders”).  If APHH is deemed to be a member of a group with the Restricted Stockholders, then combined with the shares of Common Stock held of record by the other members of the group, the group would beneficially own 78,364,558 shares of Common Stock, which represents approximately 56.2% of the Issuer’s outstanding shares of Common Stock.  See the Statement on Schedule 13D filed with the Securities and Exchange Commission by the Metropoulos Investors on November 14, 2016 and the Statement on Schedule 13D filed with the Securities and Exchange Commission by Gores Sponsor LLC on November 14, 2016.

(b)         See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c)          There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Statement on Schedule 13D.

(d)         Not applicable.

(e)          Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

At the closing of the Business Combination, the Issuer entered into the Registration Rights Agreement with the Restricted Stockholders. Pursuant to the terms of the Registration Rights Agreement, the Restricted Stockholders will be bound by restrictions on the transfer of their shares of Common Stock and other securities of the Company and its subsidiaries until the later of (i) six months following the date of the Registration Rights Agreement, and (ii) the date that is the earlier of (A) 60 days after a registration statement registering the resale of shares of Common Stock issued pursuant to the subscription agreements entered into in connection with the Business Combination has been filed with the SEC and declared effective and (B) 270 days after the closing of the transactions contemplated by the Master Transaction Agreement, except for transfers as bona fide gifts, to a trust, to wholly owned subsidiaries or other equity holders (in the case of entities), pursuant to any acquisition or sale involving the Company, pursuant to an indemnity transfer, or with the prior written consent of the Company and each holder of Restricted Stock.

Upon the consummation of the Business Combination, the Restricted Stockholders and their permitted transferees will be entitled to certain registration rights described in the Registration Rights Agreement. Among other things, pursuant to the Registration Rights Agreement, the Restricted Stockholders will each be entitled to participate in six demand registrations, and will also have certain “piggyback” registration rights with respect to registration statements filed by the Company subsequent to the Business Combination.

Tax Receivable Agreement

On November 4, 2016, upon the closing of the transactions contemplated by the Master Transaction Agreement, the Issuer entered into that certain Tax Receivable Agreement with APHH and the Metropoulos Investors (the “Tax Receivable Agreement”). The Tax Receivable Agreement generally provides for the payment by the Issuer to the APHH and the Metropoulos Investors of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that the Issuer actually realizes (or is deemed to realize in certain circumstances) in periods after the Closing (which periods may extend, unless the Tax Receivable Agreement is terminated early in accordance with its terms, for more than 15 years following any exchange of units consisting of Class B Units of Hostess Holdings, L.P., (“Hostess Holdings”) and Class B common shares of the Issuer (the “Units”) for shares of Class A Common Stock or the cash equivalent thereof of the Issuer) as a result of: (i) certain increases in tax basis resulting from the acquisition of Hostess Holdings; (ii) certain tax attributes of Hostess Holdings and its subsidiaries existing prior to the acquisition of Hostess Holdings; (iii) certain increases in tax basis resulting from exchanges of Units; (iv) imputed interest deemed to be paid by the Issuer as a result of payments it makes under the Tax Receivable Agreement; and (v) certain increases in tax basis resulting from payments the Issuer makes under the Tax Receivable Agreement. The Issuer will retain the benefit of the remaining 15% of these cash savings. Certain payments under the Tax Receivable Agreement will be made to the APHH and the Metropoulos Investors in accordance with specified percentages, regardless of the source of the applicable tax attribute. The Tax Receivable Agreement is attached hereto as Exhibit 3.

In addition, the Registration Rights Agreement provides that the Initial Stockholders will vote all of their shares of Common Stock in favor of the election to the Board of Mr. Metropoulos (or his designees for so long as Mr. Metropoulos is entitled to serve on the Board or appoint a member of the Board, as applicable, pursuant to the terms of his Executive Chairman Director Agreement).

Item 7.         Material to Be Filed as Exhibits

Exhibit 1:                                           Agreement of Joint Filing dated as of November 14, 2016, by and among the Reporting Persons.

Exhibit 2:                                           Amended and Restated Registration Rights and Lock-Up Agreement dated as of November 4, 2016, filed as Exhibit 10.21 to the Form 8-K filed by the Company on November 9, 2016.

Exhibit 3:                                           Tax Receivable Agreement dated as of November 4, 2016, filed as Exhibit 10.15 to the Form 8-K filed by the Company on November 9, 2016.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: November 14, 2016
AP HOSTESS HOLDINGS, L.P.

	By:	AP Hostess Holdings GP, LLC
Its general partner

		By:	/s/Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

AP HOSTESS HOLDINGS GP, LLC

	By:	/s/Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO MANAGEMENT VII, L.P.

	By:	AIF VII Management, LLC
Its general partner

		By:	/s/Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

AIF VII MANAGEMENT, LLC

	By:	/s/Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO MANAGEMENT, L.P.

	By:	Apollo Management GP, LLC
Its general partner

		By:	/s/Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO MANAGEMENT GP, LLC

	By:	/s/Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

	By:	Apollo Management Holdings GP, LLC,
its general partner

		By:	/s/Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, GP, LLC

	By:	/s/Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APPENDIX

The following sets forth information with respect to certain of the executive officers and managers of Management Holdings GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The managers and principal executive officers of Management Holdings GP are Messrs. Leon D. Black, Joshua Harris and Marc Rowan.  The principal occupation of each of Messrs. Black, Harris and Rowan is to act as executive officers and managers of Management Holdings GP and other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.